Exhibit 99.5

MakeMyTrip Limited

Separate Financial Statements
March 31, 2020 and 2019

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Separate Financial Statements

March 31, 2020 and 2019

Table of Contents	Page
Corporate Data	3
Corporate Governance Report	4 – 12
Commentary of the Directors	13
Certificate from the Secretary	14
Independent Auditors’ Report	15 – 20
Separate Statement of Financial Position	21
Separate Statement of Profit or Loss and Other Comprehensive Income	22
Separate Statement of Changes in Equity	23– 24
Separate Statement of Cash Flows	25
Notes to the Separate Financial Statements	26 – 59

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	-
2	Aditya Tim Guleri	April 03, 2007	-
3	Gyaneshwarnath Gowrea	February 11, 2009	August 20, 2020
4	Vivek Narayan Gour	May 01, 2010	September 6, 2019
5	Rajesh Magow	November 06, 2012	-
6	James Jianzhang Liang	January 27, 2016	-
7	Patrick Luke Kolek	January 31, 2017	August 30, 2019
8	Charles St Leger Searle	January 31, 2017	August 30, 2019
9	Paul Laurence Halpin	April 30, 2018	-
10	Aileen O’Toole	January 24, 2019	August 30, 2019
11	Jane Jie Sun	August 30, 2019	-
12	Cindy Xiaofan Wang	August 30, 2019	-
13	Xing Xiong	August 30, 2019	-
14	Xiangrong Li	September 6, 2019	-
15	Hyder Aboobakar	August 20,2020	-

Corporate Secretary

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Ltd, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2020, the Company had six (6) significant subsidiaries as mentioned below:

S. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
4.	Ibibo Group Private Limited	March 23, 2012	India
5.	Bitla Software Private Limited	June 29, 2007	India
6.	Quest2Travel.com India Private Limited*	March 23, 2012	India

*Became subsidiary on April 30, 2019

The Board of Directors

The Board is composed of ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight (8) non-executive directors.

Mr. Patrick Luke Kolek, Mr. Charles St Leger Searle and Ms. Aileen O’Toole resigned from our board of directors with effect from August 30, 2019 and Mr. Vivek Narayan Gour resigned from our board of directors with effect from September 6, 2019. Further, Mr. Gyaneshwarnath Gowrea resigned from our board of directors with effect from August 20, 2020.

Ms. Jane Jie Sun, Ms. Cindy Xiaofan Wang and Mr. Xing Xiong were appointed to our board of directors with effect from August 30, 2019, as nominee of Trip.com Group Limited (Trip.com) (formerly known as Ctrip.com International, Ltd.). Mr. Xiangrong Li was appointed as an independent director to our board of directors, effective September 6, 2019. Further, Mr. Hyder Aboobakar was appointed as a director to our board of directors effective August 20, 2020 in place of Mr. Gyaneshwarnath Gowrea.

Directors

Independent

1. Aditya Tim Guleri

2. Paul Laurence Halpin

3. Xiangrong Li

Non-Executive

1. Aditya Tim Guleri

2. Cindy Xiaofan Wang

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Non-Executive (Continued)

3. Hyder Aboobakar

4. James Jianzhang Liang

5. Jane Jie Sun

6. Paul Laurence Halpin

7. Xing Xiong

8. Xiangrong Li

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address for our directors is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002.

1.

Deep Kalra is our founder, group executive chairman and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group executive chairman include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 28 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonipat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India.

2.

Rajesh Magow is our co-founder and group chief executive officer and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 27 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on the Nasdaq Stock Market until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of the company.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

2.	Rajesh Magow (Continued)

Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as a director in June 2017. Mr. Magow is a qualified Chartered Accountant from the Institute of Chartered Accountants of India.

3.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is the Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is primarily on information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Appcues, Applitools, Astronomer Data, Hired, LeadGenius, Phenom People, Radius and SupportLogic. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University, United States; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 1400 Fashion Island Boulevard, Suite 1010, San Mateo, CA 94404, United States.

4.

Cindy Xiaofan Wang was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Wang has served as the chief financial officer of Trip.com since November 2013 and executive vice president since May 2016. Prior to that, she was a vice president of Trip.com from January 2008. Ms. Wang joined Trip.com in 2001 and has held a number of managerial positions at Trip.com. In 2017, Ms. Wang won the Best CFO Award by Institutional Investor in the 2017 All-Asia Executive Team Rankings. Prior to joining Trip.com, she served as finance manager in China eLabs, a venture capital firm, from 2000 to 2001. Previously, Ms. Wang worked with PricewaterhouseCoopers Zhong Tian CPAs Limited Company. Ms. Wang received a Master of Business Administration from Massachusetts Institute of Technology and obtained her Bachelor’s degree from Shanghai Jiao Tong University. Ms. Wang is a Certified Public Accountant (CPA). The business address of Ms. Wang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

5.

Hyder Aboobakar was appointed to our board of directors on August 20, 2020 and is one of our resident directors in Mauritius. Mr. Hyder is a Director – Business Development at IQ EQ Corporate Services (Mauritius) Limited, or IQ-EQ. Prior to joining IQ-EQ, Mr. Hyder served as an investment manager at DSP Blackrock Investment Managers (Mauritius) Ltd where he was responsible for managing two India focused funds. Mr. Hyder has also previously worked as a business development manager at Cim Global Business (Mauritius) Ltd, as an investment manager at TVF Capital Management Ltd and as a trader and team leader of risk management at Superfund Asset Management Ltd. Mr. Hyder is a Chartered Financial Analyst and holds a Bachelor of Science (Honors) degree in Economics & Finance from the University of Mauritius. He is also a certified Financial Risk Manager by the Global Association of Risk Professionals. The business address of Mr. Aboobakar is c/o IQ EQ Corporate Services (Mauritius) Limited, 33 Edith Cavell Street, Port Louis, Mauritius.

6.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Trip.com. He is one of the co-founders of Trip.com and is currently serving as the executive chairman of Trip.com’s board of directors. Prior to founding Trip.com, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves as Co-Chairman of Tongcheng-eLong (HKSE:7080) and on the board of directors of SINA Corporation (NASDAQ: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University, China. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

7.

Jane Jie Sun was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Ms. Sun has served as the chief executive officer of Trip.com, as well as a member of the board of directors of Trip.com, from November 2016. Prior to that, she was a co-president of Trip.com from March 2015, chief operating officer since May 2012, and chief financial officer from 2005 to 2012. Prior to joining Trip.com, Ms. Sun worked as the head of the SEC and External Reporting Division of Applied Materials, Inc. from 1997. Prior to that, she worked with KPMG LLP as an audit manager in Silicon Valley, California for five years. Ms. Sun is a member of the American Institute of Certified Public Accountants and a State of California Certified Public Accountant. Ms. Sun received her Bachelor’s degree from the business school of the University of Florida with high honors. She also obtained her LLM degree from Peking University Law School. The business address of Ms. Sun is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018 as a nominee of MIH Internet SEA Pte. Ltd. He has remained on our board following the completion of the Naspers-Trip.com Transaction as a nominee of Trip.com. Mr. Halpin held various leadership positions in the financial services industry at PwC Dublin, London and Johannesburg during his 25-year career from 1979 until 2004. Between 2004 to 2011, having relocated to Mauritius in 2004, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a non-executive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, and several companies within the Multichoice International Holdings group. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants in Ireland. He is a Fellow of the Mauritius Institute of Directors and a Member of the Mauritius Institute of Professional Accountants. The business address of Mr. Halpin is Unit 8, East Rock, Coastal Road, Roches Noires, Mauritius.

9.

Xiangrong Li was appointed to our board of directors on September 6, 2019. Ms. Li has served as the deputy general manager and financial controller of Beijing Tourist Hotel (Group) Co. Ltd., a company listed on the Shanghai Stock Exchange since September 2016. Ms. Li was employed with Unilever in various positions from 1993 to 2010, including serving as the financial controller for the greater China region from 2007 to 2010. Ms. Li served as the chief financial officer of Hengdeli Holdings Ltd, a company listed on the Stock Exchange of Hong Kong, from 2010 to August 2014. Ms. Li served as the chief financial officer of Homeinns Hotel Group (previously listed on NASDAQ with stock ticker HMIN, merged with Beijing Tourist Hotel (Group) Co. Ltd in 2016)from August 2014 to September 2016. Ms. Li obtained her Bachelor’s degree in International Accounting jointly awarded by the Shanghai University of Finance and Economics and Shanghai International Studies Institute (now known as Shanghai International Studies University) in July 1993. She obtained a Master’s degree in Executive Management Business Administration from China Europe International Business School in September 2008 and is now a senior member of The Association of Chartered Certified Accountants and a member of The Chinese Institute of Certified Public Accountants. The business address of Ms. Li is 124, Caobao Road, Shanghai, China.

10.

Xing Xiong was appointed to our board of directors on August 30, 2019 as a nominee of Trip.com. Mr. Xiong joined Trip.com in April 2013 and is executive vice president of Trip.com and the chief executive officer of the Flight Ticket Group of Trip.com and also is in charge of its Corporate Travel business. Prior to working at Trip.com, Mr. Xiong held several management positions in the research and development teams of Microsoft and Expedia, including as the Principal Architect of Expedia. Mr. Xiong has over 20 years of management experience in the travel industries. He holds a Bachelor’s degree in Computer Science from Peking University and a Master’s degree in Computer Science from Northeastern University in Boston, Massachusetts. The business address of Mr. Xiong is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

Constitution

Public Limited Company.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of two members, Xiangrong Li and Aditya Tim Guleri and one non-voting observer, Cindy Xiaofan Wang. The chairman is Xiangrong Li. Each member of the audit committee satisfies the independence requirements of applicable Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Xiangrong Li qualifies as an audit committee financial expert within the meaning of the SEC rules, and that each of Xiangrong Li and Aditya Tim Guleri is financially literate. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	annually reviewing the independence of our independent auditors;
•	reviewing and approving all related party transactions on an ongoing basis;
•	reviewing and discussing the annual audited financial statements with management and our independent auditors;
•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;
•	meeting separately and periodically with management and our independent auditors; and
•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On August 30, 2019, our board of directors approved the appointment of Ms. Cindy Xiaofan Wang as the non-voting observer to the Audit Committee.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Audit Committee (Continued)

The Nasdaq Rules provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. We follow home country practice that permits its audit committee to consist of less than three members, in lieu of complying with Rule 5605(c)(2)(A) of the Nasdaq Rules that requires each company to have an audit committee of at least three members. Our audit committee currently consists of two members and a non-voting observer.

Compensation Committee

The compensation committee consists of four members, Aditya Tim Guleri, Xiangrong Li, James Jianzhang Liang and Cindy Xiaofan Wang. The chairman is Aditya Tim Guleri. Each member of the compensation committee satisfies the independence requirements of the Nasdaq Rules. Our compensation committee reviews and approves the compensation of our employee-directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;
•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing and approving or making recommendations to the board regarding any compensation plans, equity-based plans and similar arrangements.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritius law to establish a nominations committee.

Duties of Directors

Under Mauritius Companies Act, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritian Companies Act to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors (Continued)

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•	authorizing dividends and distributions;
•	appointing officers and determining the term of office of officers;
•

exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 23 of these financial statements.

Directors’ liability insurance

We have a liability policy to insure our directors and officers from various liabilities arising out of the general performance of their duties.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activities.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Auditors Report and Accounts

The auditors’ report is set out on pages 15 to 20 and the Separate Statement of profit or loss and other comprehensive income is set out on page 22 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 15,100 (2019: USD 14,400).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2019 and 2020 are as follows:

(in ‘USD 000’)

	For the year ended March 31
Particulars	2019	2020
Total income	-	700
Total expenses	(3,325)	(35,791)
Finance income	4,775	2,620
Finance cost	(140)	(785)
Share of loss of equity -accounted subsidiaries	(155,973)	(136,913)
Impairment in respect of an equity - accounted subsidiary	-	(212,734)
Share of loss of equity -accounted associates	(812)	(36)
Impairment in respect of an equity - accounted associate	(9,926)	-
Loss for the year	(165,401)	(382,939)

Statement of Directors’ responsibilities in respect of the financial statements

Mauritius Companies Act law requires the directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Company. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Company;
•	disclose with reasonable accuracy at any time the financial position of the Company; and
•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors have made an assessment of the Company’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2020.

For IQ EQ Corporate Services (Mauritius)

Corporate Secretary

Registered office:

C/o IQ EQ Corporate Services (Mauritius) Ltd

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Date: September 4, 2020

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the separate financial statements

Opinion

We have audited the separate financial statements of MakeMyTrip Limited (the company) set out on pages 21 to 59, which comprise the separate statement of financial position as at 31 March 2020, and the separate statement of profit or loss and other comprehensive income, the separate statement of changes in equity and the separate statement of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, these separate financial statements give a true and fair view of the separate financial position of MakeMyTrip Limited as at 31 March 2020, and of its separate financial performance and separate cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the separate Financial Statements section of our report. We are independent of the Company in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the separate financial statements of the current period. These matters were addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Legal liabilities and proceedings Refer to notes 3(f) and 19
Key audit matter	How the matter was addressed in our audit

During the year ended 31 March 2020, the Company has recorded an amount of USD 30.8 million as provisions in relation to ongoing litigations.

The Company records provisions for the anticipated settlement costs of legal disputes against the Company where it is considered to be probable that a liability exists and a reliable estimate can be made of the likely outcome. The Company discloses a contingency where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated

The primary procedures we performed to address this key audit matter included the following:

•Tested certain internal controls relating to the Company’s evaluation of the legal dispute, including controls over evaluating the potential outcomes of the legal dispute and determining whether the amount of loss can be reliably estimated.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the separate financial statements (continued)

Key audit matters (Continued)

Legal liabilities and proceedings Refer to notes 3(k) and 35
Key audit matter	How the matter was addressed in our audit

reliably, unless the probability of outflow of economic benefits is remote.

We identified the assessment of the provision related to a legal dispute against the Company as a key audit matter. The Company’s evaluation of the potential outcomes of the legal dispute, including potential settlements and appeals, involves significant judgment. This required a high degree of auditor judgment, subjectivity and effort in performing audit procedures and evaluating the Company’s assessments of the likely outcomes associated with the legal dispute.

•Evaluated the Company’s assessment regarding the potential outcomes of the legal dispute and provision by evaluating the letter of audit inquiry obtained from external legal counsel.

Evaluation of impairment of Investment in Subsidiaries Refer to notes 3(d) and 9
Key audit matter	How the matter was addressed in our audit

The investment in subsidiaries balance as of March 31, 2020 was USD 751.0 million, of which USD 746.8 million related to the investment in Ibibo Group Holdings (Singapore) Pte. Ltd (Ibibo Group). During the year ended March 31, 2020, the Company recognized an impairment of USD 212.7 million related to investment in Ibibo Group. The Company performs an impairment test of investment in subsidiaries if the Company becomes aware of events or changes in circumstances that would indicate the carrying value may not be recoverable. The recoverable amount is determined as value in use using a discounted cash flow method, based on the expected cash flows of the investee.

The identification of cash generating units (CGU) has been performed for the purpose of impairment testing and is allocated to a CGU representing the lowest level at which impairment is monitored, for internal purposes.

•The primary procedures we performed to address this key audit matter included the following:

•Company's impairment assessment process for investment in subsidiaries, including controls over the determination of the estimated revenue growth, EBITDA margin, terminal value growth rate and discount rate.

•Compared the Company's historical forecasted revenue growth and the EBITDA margin with the actual results to assess the Company's ability to accurately forecast.

•Evaluated the Company’s estimated revenue growth and the EBITDA margin by comparing the projections to the underlying business strategies and growth plans.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the separate financial statements (continued)

Key audit matters (Continued)

Evaluation of impairment of Investment in Subsidiaries Refer to notes 3(d) and 9
Key audit matter	How the matter was addressed in our audit

We identified the evaluation of impairment related to the investment in Ibibo Group as a key audit matter. A high degree of subjective auditor judgment was needed in evaluating the Company's significant assumptions, including the estimated revenue growth, the EBITDA margin, the terminal value growth rate and the discount rate used to calculate the value in use.

•Performed sensitivity analyses over estimated revenue growth, EBITDA margin, terminal value growth rate and discount rate to evaluate the impact of changes on the recoverable amount.

•We used our own specialists to evaluate the assumptions and methodologies used to determine the value-in-use for all CGUs. This included the following:

•assessed whether each CGU represents the lowest level within the Company for which information about impairment is available and monitored for internal management purposes.

In addition, we used our own specialists, with specialized valuation skills and knowledge, to perform the following:

•Evaluating the discount rate used in the Company’s discounted cash flow model by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities; and

•Evaluating the terminal value growth rate used in the Company’s discounted cash flow model by comparing it against the long term expected growth rate and inflation rate of the economy.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the separate financial statements (continued)

Other information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors, Certificate from the Secretary, but does not include the separate financial statements and our auditors' report thereon.

Our opinion on the separate financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the separate financial statements

The directors are responsible for the preparation of separate financial statements that give a true and fair view in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, the directors are responsible for assessing the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditors' Responsibilities for the Audit of the separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the separate financial statements (continued)

Auditors' Responsibilities for the Audit of the separate Financial Statements (continued)

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•

Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the separate financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members, as a body, those matters that we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

INDEPENDENT AUDITORS’ REPORT

TO THE MEMBERS OF MAKEMYTRIP LIMITED

Report on the audit of the separate financial statements (continued)

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors. We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG                              Chirsto Smith

Ebène, Mauritius  Licensed by FRC

Date: September 4, 2020

MakeMyTrip Limited

Separate Statement of Financial Position

(Amounts in USD thousands)

		As at March 31
	Note	2019	2020
Assets
Intangible assets		83	83
Investment in subsidiaries	9	1,058,009	751,020
Investment in associates	10	3,139	3,379
Other investments	11	5,662	3,232
Trade and other receivables, net	12	103,704	136,339
Total non-current assets		1,170,597	894,053
Trade and other receivables, net	12	37,319	32,777
Term deposits	13	132,265	35,000
Other current assets	14	122	161
Cash and cash equivalents	15	17,666	10,326
Total current assets		187,372	78,264
Total assets		1,357,969	972,317
Equity
Share capital	16	52	52
Share premium	16	1,977,318	1,985,555
Reserves		(40,613)	(116,796)
Accumulated deficit		(682,004)	(1,064,843)
Share based payment reserve		102,427	135,738
Total equity		1,357,180	939,706
Liabilities
Trade and other payables	18	789	1,811
Provisions	19	-	30,800
Total current liabilities		789	32,611
Total liabilities		789	32,611
Total equity and liabilities		1,357,969	972,317

These separate financial statements have been approved by the Board of Directors on September 4, 2020 and signed in its behalf by:

/s/ Rajesh Magow	/s/Hyder Aboobakar
Director	Director

The notes on pages 26 to 59 form an integral part of these separate financial statements.

MakeMyTrip Limited

Separate Statement of Profit or Loss and Other Comprehensive Income

(Amounts in USD thousands except per share data)

	Note	For the year ended March 31
		2019	2020
Other income	6	-	700
Other operating expenses	7	(3,325)	(35,791)
Result from operating activities		(3,325)	(35,091)
Finance income	8	4,775	2,620
Finance costs	8	(140)	(785)
Net finance income		4,635	1,835
Share of loss of equity - accounted subsidiaries	9	(155,973)	(136,913)
Impairment in respect of an equity - accounted subsidiary	9	-	(212,734)
Share of loss of equity - accounted associates	10	(812)	(36)
Impairment in respect of an equity - accounted associate	10	(9,926)	—
Loss for the year		(165,401)	(382,939)
Other comprehensive income
Items that will not be reclassified to profit or loss:
Equity instruments at FVOCI - net change in fair value		(508)	(1,979)
		(508)	(1,979)
Items that are or may be reclassified subsequently to profit or loss:
Share of equity-accounted investments reserves	9, 10	(72,732)	(74,204)
Other comprehensive income for the year, net of tax		(73,240)	(76,183)
Total comprehensive income for the year		(238,641)	(459,122)
Loss per share (in USD)	17
Basic		(1.59)	(3.64)
Diluted		(1.59)	(3.64)

The notes on pages 26 to 59 form an integral part of these separate financial statements

MakeMyTrip Limited

Separate Statement of changes in equity

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserves	Accumulated Deficit	Share Based Payment Reserve	Total Equity
Balance as at March 31, 2018	52	1,960,691	34,717	(518,743)	78,804	1,555,521
Adjustment on initial application of IFRS 9 (net of tax)	-	-	(2,090)	2,090	-	-
Adjusted balance as at April 1, 2018	52	1,960,691	32,627	(516,653)	78,804	1,555,521
Total comprehensive income for the year
Loss for the year	-	-	-	(165,401)	-	(165,401)
Other comprehensive income
Foreign currency translation differences	-	-	(72,732)	-	-	(72,732)
Equity instruments at FVOCI - net change in fair value	-	-	(508)	-	-	(508)
Total other comprehensive income	-	-	(73,240)	-	-	(73,240)
Total comprehensive income for the year	-	-	(73,240)	(165,401)	-	(238,641)
Transactions with owners, recorded directly in equity Contributions by owners
Share-based payment (refer to note 20)	-	-	-	-	40,002	40,002
Issue of ordinary shares on exercise of share based awards	-	16,627	-	-	(16,329)	298
Transfer to accumulated deficit on expiry of share based awards	-	-	-	50	(50)	-
Total contributions by owners	-	16,627	-	50	23,623	40,300

Balance as at March 31, 2019	52	1,977,318	(40,613)	(682,004)	102,427	1,357,180

The notes on pages 26 to 59 form an integral part of these separate financial statements

MakeMyTrip Limited

Separate Statement of changes in equity – (Continued)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserves	Accumulated Deficit	Share Based Payment Reserve	Total Equity
Balance as at 1 April, 2019	52	1,977,318	(40,613)	(682,004)	102,427	1,357,180
Total comprehensive income for the year
Loss for the year	-	-	-	(382,939)	-	(382,939)
Other comprehensive income
Foreign currency translation differences	-	-	(74,204)	-	-	(74,204)
Equity instruments at FVOCI - net change in fair value	-	-	(1,979)	-	-	(1,979)
Total other comprehensive income	-	-	(76,183)	-	-	(76,183)
Total comprehensive income for the year	-	-	(76,183)	(382,939)	-	(459,122)
Transactions with owners, recorded directly in equity Contributions by owners
Share-based payment (refer to note 20)	-	-	-	-	41,648	41,648
Issue of ordinary shares on exercise of share based awards	-	8,237	-	-	(8,237)	-
Transfer to accumulated deficit on expiry of share based	-	—	-	100	(100)	-
Total contributions by owners	-	8,237	-	100	33,311	41,648

Balance as at March 31, 2020	52	1,985,555	(116,796)	(1,064,843)	135,738	939,706

The notes on pages 26 to 59 form an integral part of these separate financial statements

MakeMyTrip Limited

Separate Statement of Cash Flows

(Amounts in USD thousands)

	For the year ended March 31
	2019	2020
Cash flows from operating activities
Loss for the year	(165,401)	(382,939)
Adjustments for:
Provision for litigations	-	30,800
Share of loss of equity-accounted subsidiaries	155,973	136,913
Impairment in respect of investment in equity - accounted subsidiary	-	212,734
Share of loss of equity-accounted associates	812	36
Impairment in respect of investment in equity - accounted associate	9,926	-
Gain on disposal of equity-accounted associate	-	(700)
Finance costs	140	785
Finance income	(4,775)	(2,620)
Change in other current assets	(18)	(39)
Change in trade and other payables	381	1,040
Net cash used in operating activities	(2,962)	(3,990)
Cash flows from investing activities
Interest received	5,236	3,798
Redemption of term deposits	204,949	264,620
Investment in term deposits	(137,142)	(167,355)
Proceeds from settlement of entitlement from related party (refer to note 23)	17,101	-
Acquisition of investment in subsidiaries	(176,394)	(116,700)
Acquisition of equity-accounted associate	-	(438)
Proceeds on disposal of equity-accounted associate	-	700
Proceeds on disposal of other investements	-	451
Net cash generated used in investing activities	(86,250)	(14,924)
Cash flows from financing activities
Proceeds from issuance of shares on exercise of share based awards	300	*
Proceeds from subsidiaries for fair value of share based awards exercised	15,354	11,585
Interest paid	(11)	(11)
Net cash generated from financing activities	15,643	11,574
Decrease in cash and cash equivalents	(73,569)	(7,340)
Cash and cash equivalents at beginning of the year	91,235	17,666
Cash and cash equivalents at end of the year	17,666	10,326

* less than 1

The notes on pages 26 to 59 form an integral part of these separate financial statements

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Company”) is a public limited company incorporated and domiciled in the Republic of Mauritius. The address of the Company’s registered office is C/o IQ EQ Corporate Services (Mauritius) Ltd 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. The Company has investment in subsidiaries and associates which are primarily engaged in the business of selling travel products and solutions in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia and Indonesia.

The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)	BASIS OF ACCOUNTING
(a)	Statement of Compliance

The separate financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the Mauritius Companies Act for the purpose of filing with the tax authorities and Financial Services Commission. Accounting policies have been applied consistently to all periods presented in these financial statements.

The separate financial statements were authorized for issue by the Board of Directors in its meeting held on September 4, 2020.

(b)	Basis of Measurement

The separate financial statements have been prepared on the going concern basis using the historical cost convention except for the following material items:

▪	Equity securities at Fair Value through Other Comprehensive Income (FVOCI) and Financial assets at Fair Value Through Profit or Loss (FVTPL)
(c)	Functional and Presentation Currency

These financial statements are presented in U.S. dollar (USD). All amounts have been rounded to the nearest thousand, unless otherwise indicated.

A Company’s functional currency is the currency of the primary economic environment in which an entity operates and is normally the currency in which the entity primarily generates and expends cash. USD is the functional currency of the Company.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING - (Continued)

(d)	Use of Estimates and Judgements

The preparation of separate financial statements in conformity with IFRS require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the separate financial statements are as follows:

•	Note 3(c) and 11	Equity securities at FVOCI and Financial assets at FVTPL
•	Note 3(d), 9 and 10	Impairment test: key assumptions used in discounted cash flow projections
•	Note 3(f) and 19	Provisions and contingent liabilities
•	Note 3(j) and 22	Income taxes
•	Note 3(e) and 20	Share based payment
•	Note 3(d)	Measurement of Expected Credit Loss (ECL) allowance for trade receivables: key assumptions in determining the weighted‑average loss rate

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 3(c)(i) and 11	Equity securities at FVOCI
•	Note 3(f) and 19	Provisions and contingent liabilities
•	Note 3(d), 9 and 10	Impairment test: key assumptions used in discounted cash flow projections

Estimation uncertainty relating to COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19, was first detected in Wuhan, China, and has since spread to other regions, including India, Europe and the United States. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic (the "COVID-19 pandemic"). In response to the COVID-19 pandemic, many governments around the world have implemented, and continue to implement, a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place orders and required closures of non-essential businesses. These government mandates have forced many of the customers on whom the company’s business relies, including hotels and airlines, to curtail drastically their service offerings or to cease operations entirely. Towards the end of March 2020, Government of India imposed nation-wide lockdown and travel restrictions, which have been gradually easing since end of May 2020 only.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING - (Continued)

Estimation uncertainty relating to COVID-19 pandemic – (Continued)

During the fourth quarter of financial year 2019-20, we have experienced, and expect to continue to experience, a significant decline in travel demand resulting in significant customer cancellations and refund requests and reduced new orders relating to international and domestic travel and lodging. In March 2020, supply of domestic transportation tickets and international air tickets also has dropped significantly in response to comprehensive containment measures in India and other international regions. We have been affirmatively facilitating our customers in their cancellations and refund requests and working with our travel suppliers to prepare for difficult market conditions.

The extent of the effects of the COVID-19 pandemic on the Company’s business, results of operations, cash flows and growth prospects are highly uncertain and will ultimately depend on future developments. These include, but are not limited to, the severity, extent and duration of the pandemic and its impact on the travel industries and consumer spending more broadly. Even if economic and operating conditions for the company’s business improve, the Company cannot predict the long-term effects of the pandemic on its business or the travel industries as a whole.

Management believes that the estimates used in the preparation of these financial statements are reasonable, and management has made assumptions about the possible effects of the COVID-19 pandemic on critical and significant accounting estimates. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from these estimates. Any changes in estimates are adjusted prospectively in the Company’s financial statements.

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these financial statements.

(a)	Investment in Subsidiaries and Associates
i)	Subsidiaries and Associates

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating polices. The separate financial statements include the parent’s share of the profit or loss and other comprehensive income of its subsidiaries and associates, other adjustments to align the accounting policies with those of the parent using the equity method.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
a)	Investment in Subsidiaries and Associates - (Continued)
ii)	Consolidated financial statements

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Associates are accounted for using equity method. The consolidated financial statements are prepared in addition to the separate financial statements.

(b)	Foreign Currency

Foreign Currency Transactions

Transactions in foreign currencies are translated to the functional currency of the Company at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on investment in equity securities designated at FVOCI, (except on impairment, in which case foreign currency differences that have been recognised in OCI are reclassified to profit or loss). Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

(c)	Financial Instruments
i)	Recognition and initial measurement

Trade receivables and debt securities issued are initially recognised when they are originated. All other financial assets and financial liabilities are initially recognised when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)
ii)	Classification and subsequent measurement

Financial assets

On initial recognition, a financial asset is classified as measured at: amortised cost; FVOCI – debt investment; FVOCI – equity investment; or FVTPL.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortised cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest:

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(c)	Financial Instruments - (Continued)
ii)	Classification and subsequent measurement - (Continued)

Financial assets- (Continued)

risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable-rate features;
•	prepayment and extension features; and
•	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual paramount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gains and losses:

Financial assets at FVTPL

These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognised in profit or loss.

Financial assets at amortised cost

These assets are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments – (Continued)

Equity investments at FVOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

iii)	Derecognition

Financial assets

The Company derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities

The Company derecognises a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognises a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv)	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realise the asset and settle the liability simultaneously.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(c)	Financial Instruments - (Continued)
v)	Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognised as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares.

When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

vi)	Derivative financial instruments

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss

(d)	Impairment
i)	Non-derivative financial assets

Financial instruments

The Company recognises loss allowances for ECLs on:

•	financial assets measured at amortised cost;

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)	Impairment- (Continued)
i)	Non-derivative financial assets - (Continued)
•	debt investments measured at FVOCI; and
•	contract assets

The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and
•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company has elected to measure loss allowances for trade receivables at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.

The Company considers a financial asset to be in default when:

•	the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realising security (if any is held); or
•	the financial asset is more than 90 days past due.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortised cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)

(d)	Impairment- (Continued)

i)	Non-derivative financial assets - (Continued)

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognised in OCI.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For customers, the Company makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

ii)	Non-Financial Assets

The carrying amounts of the Company’s non-financial assets, primarily software is reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Impairment losses are recognized in profit or loss. Impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognised.

(e)	Share Based Payment

The grant date fair value of share-based payment awards granted to employees of subsidiaries is recognised as receivable from subsidiaries, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as receivable is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(f)	Provisions and Contingent Liabilities

A provision is recognised if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognised as finance cost.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(g)	Intangible assets

Software has finite useful life and is measured at cost less accumulated amortisation and accumulated impairment loss. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Amortisation of asset is calculated over the cost of the asset, or other amount substituted for cost, less its residual value.

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

• Software	5 years

Amortisation methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

(h)	Finance Income and Costs

Finance income comprises interest income on funds invested, and change in financial liability. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise impairment losses on financial assets, including trade and other receivables, and costs related to public offerings. Foreign currency gains and losses are reported on a net basis.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(i)	Earning (Loss) Per Share

The Company presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares).

(j)	Taxation

Income tax

Income tax expense comprises current and deferred tax. It is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in Other Comprehensive Income.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•

temporary differences related to investments in subsidiaries, associates and joint arrangement to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Such reductions are reversed when probability of future taxable profits improves.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES - (Continued)
(j)	Taxation – (Continued)

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met:

(a)	The entity has a legally enforceable right to set off current tax assets against current tax liabilities; and
(b)	The deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:
i.	the same taxable entity; or
ii.

different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

4)	DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair values, for both financial and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the audit committee.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES - (Continued)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: Inputs for the assets or liability that are not based on observable market data

(unobservable Inputs)

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recoginises transfers between levels of fair values hierarchy at the end of the reporting date during which the change has occurred.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Non Derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(b)	Share Based Payment Transactions

The fair value of restricted stock units given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. Service and non- market performance conditions attached to the arrangements were not taken into account in measuring fair value.

(c)	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

(d)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

(e)	Financial assets classified as measured at FVTPL

The fair value of the entitlement on future proceeds from sale of stake acquired in a business acquisition has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Company is exposed to liquidity, credit and market risk (interest rate and foreign currency risk), arising from financial instruments.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company is an investment company and its objective is to ensure that it is able to meet its requirements for funds for its subsidiaries on a timely basis. The Company regularly monitors its liquidity based on

Liquidity Risk – (Continued)

the requirement of the subsidiaries and availability of cash. The Company’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Company’s reputation. To ensure smooth operations, the Company has invested surplus funds in term deposits with banks.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company’s exposure to credit risk is limited to amount receivable from its subsidiaries for the reimbursement of the share based awards cost and other receivables.

Additionally, the Company places its cash and cash equivalents and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Company does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rates and interest rates, will affect the Company’s income or the value of its holdings of financial instruments.

Foreign Currency Risk

The Company does not have any significant exposure to foreign currency risk. All assets and liabilities are denominated in USD, the functional currency.

Interest Rate Risk

A majority of the financing of the company has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings and proceeds from the issuance of the convertible notes. Further, the interest rate on convertible notes is fixed. The Company’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the Company to significant interest rate risk. Accordingly, there is limited interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

6)	OTHER INCOME

Particulars	For the year ended March 31
	2019	2020
Gain on disposal of an equity-accounted investee	-	700
Total	-	700

7)	OTHER OPERATING EXPENSES

Particulars	For the year ended March 31
	2019	2020
Insurance	145	185
Legal and professional*	3,180	35,606
Total	3,325	35,791

*Includes an amount of USD 30,800 that relates to a provision for ongoing litigation in the fiscal year ended March 31, 2020 (refer note 19).

8)	FINANCE INCOME AND COSTS

Particulars	For the year ended March 31
	2019	2020
Recognized in profit or loss
Interest income on term deposits	4,713	2,557
Other interest income	62	63
Finance income	4,775	2,620
Net foreign exchange loss	29	68
Other finance charges	11	11
Impairment loss on trade and other receivables	100	706
Finance costs	140	785

Net finance income recognized in profit or loss	4,635	1,835

9)	INVESTMENT IN SUBSIDIARIES

Particulars	As at March 31
	2019	2020
As at beginning of the year	1,110,319	1,058,009
Investments made in subsidiaries during the year	176,395	116,700
Impairment in respect of an equity - accounted subsidiary	-	(212,734)
Share of loss of equity - accounted subsidiaries	(155,973)	(136,913)
Share of equity - accounted investments reserves	(72,732)	(74,042)
Total	1,058,009	751,020

The Company has invested USD 55,000 (March 31, 2019: USD 65,206), USD 61,200 (March 31, 2019: USD 110,340) and USD 500 (March 31, 2019: Nil) during the fiscal year ended March 31, 2020 for the subscription of new equity shares issued by MakeMyTrip (India) Private Limited, ibibo Group Holdings (Singapore) Pte. Ltd. and Luxury Tours & Travel Pte. Ltd.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

9)	INVESTMENT IN SUBSIDIARIES – (Continued)

During the end of the fourth quarter of 2019-20, the Company experienced a significant decline in its stock price and operating results of its subsidiaries where it holds investments due to an increased negative impact of COVID-19 pandemic resulting in the continued weakness in the macroeconomic environment and foreign exchange rates. The recoverable amount of the investments was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the all the CGUs in the investment entity. The carrying amount of the investment in Ibibo Group Holdings (Singapore) Private Limited was determined to be higher than its recoverable amount and an impairment loss of USD 212,734 recognised during the year ended March 31, 2020 (March 31, 2019: Nil).

The key assumptions used in the estimation of value in use were as follows.

Particulars	As at March 31, 2020

Discount rate (pre-tax)	17% - 20%
Discount rate (post-tax)	16% - 17%
Terminal value growth rate	4% - 5%
Revenue growth rate	(59.9)% - 147.1%
EBITDA margin (5 years)	(25.8)% - 30.4%

The above pre-tax discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate, revenue growth rate and EBITDA margins were determined based on management's estimate. Budgeted EBITDA was based on expectations of future outcomes taking into account past experience, adjusted for anticipated revenue growth. Revenue growth was projected taking into account the average growth levels experienced in past and the estimated revenue growth for future. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, expected length and severity of the impact from the COVID-19 pandemic and the shape and timing of the subsequent recovery, as well as other key assumptions with respect to matters outside of the Company's control. It requires significant judgments and estimates, and actual results could be materially different than the judgments and estimates used to estimate value in use. Future events and changing market conditions may lead the Company to re-evaluate the assumptions reflected in the current forecast disclosed above, which may result in a need to recognize an additional impairment charge, which could have a material adverse effect on the Company's results of operations.

Following the impairment loss recognised in this investment, the recoverable amount was equal to the carrying amount. Therefore, any adverse movement in a key assumption would lead to further impairment.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

10)	INVESTMENT IN ASSOCIATES

Particulars	As at March 31
	2019	2020
As at beginning of the year	13,877	3,139
Share of loss of equity - accounted associates	(812)	(36)
Impairment of investments in equity - accounted associate	(9,926)	-
Share of equity-accounted investments reserves	-	(162)
Acquisition during the year	-	438
Total	3,139	3,379

Due to continuing losses being incurred in the operations of HolidayIQ along with absence of liquidity to support future operations, during the year ended March 31, 2019, the Company fully impaired its investments in HolidayIQ. During the year ended March 31, 2020, the Company has sold its entire stake in HolidayIQ Pte. Ltd. for total consideration of USD 700.

11)	OTHER INVESTMENTS

Particulars	As at March 31
	2019	2020
Investment in equity and other securities	5,662	3,232
Total	5,662	3,232

These investments have been classified at Fair Value through Other Comprehensive Income (FVOCI) and amortised cost.

The Company’s exposure to risks and fair value measurement is disclosed in note 4, 5 and 21.

12)	TRADE AND OTHER RECEIVABLES

Particulars	As at March 31
	2019	2020
Trade and other receivables, net	137,769	167,101
Security deposit	1,500	1,500
Interest accrued but not due on term deposits	1,754	515
Total	141,023	169,116
Non-current	103,704	136,339
Current	37,319	32,777
Total	141,023	169,116

Receivables represent dues from subsidiaries. Security deposit represents amount paid in advance to suppliers of hotels to guarantee the provision of those services on behalf of one of the subsidiary.

The Company’s exposure to credit and currency risks related to trade and other receivables is disclosed in notes 5 and 21. Trade and other receivables from related parties are disclosed in note 23.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

13)	TERM DEPOSITS

Particulars	As at March 31
	2019	2020
Term deposits	132,265	35,000
Total	132,265	35,000
Current	132,265	35,000
Total	132,265	35,000

The Company’s exposure to interest rate risk is disclosed in notes 5 and 21.

14)	OTHER CURRENT ASSETS

Particulars	As at March 31
	2019	2020
Prepaid expense	122	161
Total	122	161

15)	CASH AND CASH EQUIVALENTS

Particulars	As at March 31
	2019	2020
Bank balances	17,666	5,326
Term deposits	-	5,000
Total	17,666	10,326

The Company’s exposure to interest rate risk is disclosed in notes 5 and 21.

16)	CAPITAL AND RESERVES
A.	Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
Particulars	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115
Shares issued during the year on	960,418	-	16,627	-	-	-
exercise of share based awards
Balance as at March 31, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115
Balance as at April 1, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115
Shares issued during the year on	312,764	-	8,237	-	-	-
exercise of share based awards
Conversion of class B shares to	2,970,295	1	91,195	(2,970,295)	(1)	(91,195)
ordinary shares
Balance as at March 31, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920

*Par value of USD 0.0005 per share

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

16)	CAPITAL AND RESERVES - (Continued)
A.	Share Capital and Share Premium - (Continued)

Ordinary shares

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any pre-emptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Company’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

B.	Nature and purpose of reserves
i.	Reserve

The reserve comprises the cumulative net change in the fair value of equity investments at FVOCI and  Company’s  share in subsidiaries and associates in other comprehensive income mainly foreign currency translation reserve.

ii.	Share-based payment reserve

Share-based payment reserve comprise the value of equity-settled share based payment transactions provided to employees of the subsidiaries and is recognised as receivable from subsidiaries with a corresponding increase in equity.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

16)	CAPITAL AND RESERVES - (Continued)
C.	Capital Management

Equity share capital and other equity are considered for the purpose of the Company’s capital management. The Company’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the future growth of its subsidiaries. The capital structure of the Company is based on management’s judgement of its strategic and future growth requirements with a focus on total equity so as to maintain investors, and market confidence. The funding requirements are met substantially through equity. The Company is not subject to any externally imposed capital requirements.

17)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2019 and 2020:

Particulars	For the year ended March 31
	2019	2020
Loss attributable to ordinary shareholders (including Class B shareholders)	(165,401)	(382,939)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	103,989,421	105,190,507
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	103,989,421	105,190,507
Loss per share (USD)
Basic	(1.59)	(3.64)
Diluted	(1.59)	(3.64)

As at March 31, 2020, 2,060,026 (March 31, 2019: 2,445,546) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

18)	TRADE AND OTHER PAYABLES

Particulars	As at March 31
	2019	2020
Accrued expenses	789	1,811
Total	789	1,811

Trade payables primarily include amounts payable for various expenses.

19) PROVISIONS

Particulars	As at March 31
	2019	2020
Provision for litigations	-	30,800
Total	-	30,800

During the year ended March 31, 2020, the Company has recorded provisions in relation to ongoing litigations, which represent the best estimate of the expenditure to be incurred.  The matters are currently pending at the Court and their outcome is uncertain.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programs (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Company approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Company. The Company replaced certain share options to acquire shares in one of its Indian subsidiary held by employees at its subsidiary with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2019 and 2020.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Options	Weighted Average Exercise Price per share (USD)	Number of Options
	For the year ended March 31
	2019	2019	2020	2020
Outstanding at the beginning of the year	1.28	261,410	1.98	17,839
Exercised during the year	1.23	(243,571)	-	-
Outstanding at the end of the year	1.98	17,839	1.98	17,839
Exercisable at the end of the year	1.98	17,839	1.98	17,839

The options outstanding at March 31, 2020 have an exercise price per share of USD 1.98 (March 31, 2019: USD 1.98) and a weighted average contractual life of 1 years and 3 months (March 31, 2019: 2 years 3 months).

b)	Share Incentive Plan
i)	Restricted Share Units (RSUs)

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2019 and 2020, the Company granted RSUs, under the plan to eligible employees and non-employees. Each RSUs represents the right to receive one common share. The fair value of each RSUs is the market price of one common share of the Company on the date of grant.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)Share Incentive Plan – (Continued)

i)Restricted Share Units (RSUs) – (Continued)

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of RSUs
RSUs granted during the year ended March 31, 2019	1,325,531	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2020	1,334,759	Refer notes	4 – 8 years

Note:

1.Of the RSU granted during the year ended March 31, 2020:

- 846,044 (March 31, 2019: 1,199,663) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

- 305,131 (March 31, 2019: Nil) RSUs have graded vesting over 4 years: 25% on the expiry of 12 months from the grant date, 25% on the expiry of 24 months from the grant date, 25% on the expiry of 36 months from the grant date, 25% on the expiry of 48 months from the grant date.

- Nil (March 31, 2019: 125,868) RSUs have graded vesting over 4 years: 50% on the expiry of 36 months from the grant date, and 50% on the expiry of 48 months from the grant date. Further, the Company's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the individual performance. Maximum shares the employees are eligible to receive under this scheme are 120% of the total RSUs granted.

- 180,714 (March 31, 2019: Nil) RSUs have 100% vesting on September 30,2022  and 2,098 (March 31, 2019: Nil) RSUs have 100% vesting on September 30, 2023. Further, the Company's estimate of the number of shares to be issued is adjusted upward or downward based upon the probability of achievement of the factors like Company performance (revenue, profit and gross merchandise value) of next three financial years and service condition. Maximum shares the employees are eligible to receive under this scheme are 150% of the total RSUs granted.

- 772 (March 31, 2019: Nil) RSUs were fully vested on the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)Share Incentive Plan – (Continued)

i)Restricted Share Units (RSUs) – (Continued)

The number and weighted average exercise price of RSUs under share incentive plan are as follows:

Particulars	Weighted Average Exercise Price per share (USD)	Number of Awards	Weighted Average Exercise Price per share (USD)	Number of Awards
	For the year ended March 31
	2019	2019	2020	2020
Outstanding at the beginning of the year	0.0005	5,433,399	0.0005	5,734,826
Granted during the year	0.0005	1,325,531	0.0005	1,334,759
Forfeited and expired during the year	0.0005	(307,257)	0.0005	(319,399)
Exercised during the year	0.0005	(716,847)	0.0005	(312,764)
Outstanding at the end of the year	0.0005	5,734,826	0.0005	6,437,422
Exercisable at the end of the year	0.0005	1,650,767	0.0005	2,812,252

The grant date fair value of RSUs granted during the year is in the range of USD 22.43 to USD 27.60 (March 31, 2019: USD 24.33 to USD 36.15).

The RSUs outstanding at March 31, 2020 have an exercise price per share of USD 0.0005 (March 31, 2019: USD 0.0005) and a weighted average contractual life of 4.6 years (March 31, 2019: 4.9 years). During the year ended March 31, 2020, share based payment expense of USD 36,532 (March 31, 2019: USD 40,002) has been pushed down to the respective subsidiaries as the same relates to the employees and non-employees of the subsidiaries.

ii)	Employee Stock Options (ESOPs)

In 2010, the Company approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2020, the Company granted ESOPs, under the plan to eligible employees. Each ESOP represents the right to receive one hundred common equity shares of the Company.

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under this Share Incentive Plan are given below:

Grant details	Number of instruments	Vesting conditions	Contractual life of ESOPs
ESOPs granted during the year ended March 31, 2020	21,588	Refer to notes	4 – 7 years

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

20)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programs (Equity-Settled) – (Continued)

b)	Share Incentive Plan – (Continued)
ii)	Employee Stock Options (ESOPs) – (Continued)

Terms and Conditions of the Share Incentive Plan – (Continued)

Notes:

Of the ESOP granted during the year ended March 31, 2020:

- 21,588 RSUs have graded vesting over 3 years: one third on the expiry of 12 months from the grant date, one third on the expiry of 24 months from the grant date, one third on the expiry of 36 months from the grant date.

- These RSUs can be exercised within a period of 48 months from the date of vesting.

The number and weighted average exercise price of ESOPs under share incentive plan are as follows:

Particulars	Weighted Average Exercise Price per ESOP (USD)	Number of Awards
	For the year ended March 31
	2020	2020
Outstanding at the beginning of the year	-	-
Granted during the year	2,229	21,588
Outstanding at the end of the year	2,229	21,588
Exercisable at the end of the year	-	-

The ESOPs outstanding at March 31, 2020 have an exercise price per share of USD 2,229 (March 31, 2019: Nil) and a weighted average contractual life of 5.5 years (March 31, 2019: Nil).

During the year ended March 31, 2020, share based payment expense of USD 5,099 (March 31, 2019: Nil) has been pushed down to the respective subsidiaries as the same relates to the employees of the subsidiaries.

Inputs for Measurement of Grant Date Fair Values of ESOPS

Fair value of ESOP and assumptions	For the Year Ended March 31, 2020
Share price at grant date (USD)	2,302
Fair value at grant date (USD)	722 - 1,014
Exercise price (USD)	2,229
Expected volatility	43.8% - 49.0%
Expected term	3-5 years
Expected dividends	–
Risk-free interest rate	1.5%

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

Particulars	As at March 31
	2019	2020
Trade and other receivables	141,023	169,116
Term deposits	132,265	35,000
Cash and cash equivalents	17,666	10,326
Total	290,954	214,442

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Particulars	As at March 31
	2019	2020
India	135,135	164,057
Others	5,888	5,059
Total	141,023	169,116

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

Particulars	As at March 31
	2019	2020
Balance due from subsidiaries	137,769	167,101
Terms deposits with banks	132,265	35,000
Others	3,254	2,015
Total	273,288	204,116

Impairment Losses

The Company uses a provision matrix to compute the expected credit loss allowance for trade and other receivables. The provision matrix takes into account available external and internal credit risk factors such as credit default and the Company's historical experience for customers.

The age of trade and other receivables, term deposits, security deposits and contract assets at the reporting date was:

	As at March 31
Particulars	2019		2020
	Gross	Impairment	Gross	Impairment
Not past due	273,288	-	204,116	-
Total	273,288	-	204,116	-

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS - (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2019

Non-derivative financial liabilities	Carrying Amount	Contractual cash flows	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years
Trade and other payables	789	(789)	(789)	-	-	-	-
Total	789	(789)	(789)	-	-	-	-

As at March 31, 2020

Non-derivative financial liabilities	Carrying Amount	Contractual cash flows*	6 months or less	6-12 Months	1-2 years	2-5 years	More than 5 Years
Trade and other payables	1,811	(1,811)	(1,811)	-	-	-	-
Total	1,811	(1,811)	(1,811)	-	-	-	-

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Company’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2019	2020
Fixed rate instruments
Financial assets
Term deposits	132,265	35,000
	132,265	35,000

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Company does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS - (Continued)

Fair Values - (Continued)

Fair Values Versus Carrying Amounts- (Continued)

	As at March 31, 2019		As at March 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at fair value
Other investments - equity securities (FVOCI)	5,563	5,563	3,133	3,133

	5,563	5,563	3,133	3,133

Financial assets not measured at fair value (Amortised cost)
Trade and other receivables	141,023	141,023	169,116	169,116
Term deposits	132,265	132,265	35,000	35,000
Cash and cash equivalents	17,666	17,666	10,326	10,326
Other investments - other securities	99	99	99	99

	291,053	291,053	214,541	214,541

Financial liabilities not measured at fair value (Other financial liabilities)
Trade and other payables	789	789	1,811	1,811

	789	789	1,811	1,811

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation technique used.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
	As at March 31, 2020
Particulars	Level 1	Level 2	Level 3	Total
Other investments	-	-	3,133	3,133
Total Assets	-	-	3,133	3,133
	As at March 31, 2019
Particulars	Level 1	Level 2	Level 3	Total
Other investments	-	-	5,563	5,563
Total Assets	-	-	5,563	5,563

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS - (Continued)

Fair value hierarchy - (Continued)

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

As at March 31, 2020
Particulars	Other investments
Opening balances	5,563
Total gains and losses recognized in:
- profit or loss	–
- other comprehensive income
- net change in fair value, net of tax	(1,979)
Amount received on disposal	(451)
Closing balances	3,133

	As at March 31, 2019
Particulars	Other Investments	Receivable from Related Party
Opening balances	6,071	17,100
Total gains and losses recognized in:
-profit or (loss)	-	1
-other comprehensive income
- net change in fair value, net of tax	(508)	-
Amount received	-	(17,101)
Closing balances	5,563	-

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values at March 31, 2020 and 2019, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable	Inter- relationship between significant
		inputs	unobservable inputs and fair value
measurement
Other investments - equity	Discounted cash flows: The valuation	Forecast annual revenue growth	The estimated fair value would increase
Securities	model considers the present value of	rate : (47%) - 50%	(decrease) if :
	expected free cash flows, discounted	(March 31, 2019: 20% - 50%)	- the annual revenue growth rate were
	using a risk adjusted discount rate.	Forecast EBITDA margin:	higher (lower)
		(13%) - 26%	- the EBITDA margin were higher
		(March 31, 2019: (12%) - 25%)	(lower)
		Risk adjusted discount rate:	- the risk adjusted discount rate was
		17.0% (March 31, 2019: 17.0%)	lower (higher)

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

21)	FINANCIAL INSTRUMENTS - (Continued)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include trade and other payables.

Sensitivity Analysis

Other investments -  equity securities

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended March 31, 2020
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	314	(312)
EBITDA Margin	145	(145)
Risk adjusted discount rate	(280)	330

	For the year ended March 31, 2019
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	270	(263)
EBITDA Margin	317	(317)
Risk adjusted discount rate	(529)	624

22)	TAXATION

Under current laws and regulations, the Company is liable to pay income tax on its net income at a rate of 15%. The Company is however entitled to a tax credit equivalent to the higher of the actual foreign tax suffered and 80% of the Mauritian tax on its foreign source income thus reducing the maximum effective tax rate to 3%.

Deferred tax assets amounting to USD 4,206 (2018: USD 4,126) have not been recognised as the Company has accumulated losses amounting to USD 28,044 (2019: USD 27,508) and the directors consider that it is not probable that future taxable profits would be available against which tax losses can be utilised.

At March 31, 2020, the Company has no tax liability and has tax losses USD 28,044 out of which USD 536 could be carried forward until March 31, 2025, USD 20,569 could be carried forward until March 31, 2022 and USD 6,939 could be carried forward until March 31, 2021 to offset against future tax liability.

	A s at M arch 31
Particulars	20 19	2 020
Profit (Loss) before taxation	(165,401)	(382,939)
Income Tax at 15%	(24,811)	(57,441)
Non -deductible expenses	25,520	57,465
Tax exempt income	(707)	(105)
Utilization of previously unrecognized tax losses	(3)	-
Current year tax for which no deferred tax was recognized	-	80
Change in unrecognized temporary differences	-	-
Total	-	-

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

23)	RELATED PARTIES

For the purpose of the financial statements, parties are considered to be related to the Company, if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Subsidiary	MakeMyTrip (India) Private Limited
Subsidiary	MakeMyTrip Inc.
Subsidiary	Luxury Tours & Travel Pte Ltd
Subsidiary	Luxury Tours (Malaysia) Sdn. Bhd.
Subsidiary	Hotel Travel Limited
Subsidiary	Techblend Inc.
Subsidiary	HTN Co., Ltd.
Subsidiary	ITC Bangkok Co., Ltd
Subsidiary	MakeMyTrip FZ-LLC
Subsidiary	Bona Vita Technologies Private Limited
Subsidiary	Ibibo Group Holdings (Singapore) Pte. Ltd
Subsidiary	Ibibo Group Private Limited
Subsidiary	Ibibo Group Pte. Limited
Subsidiary	Ibibo Group Sdn Bhd
Subsidiary	Empresea Digital Peruana S.A.C
Subsidiary	PT IBIBO Group Indonesia
Subsidiary	Bitla Software Private Limited
Subsidiary	Quest2Travel.com India Private Limited (From April 30, 2019)
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#^
Key management personnel	Jane Jie Sun# (from August 30, 2019)
Key management personnel	Cindy Xiaofan Wang# (from August 30, 2019)
Key management personnel	Xing Xiong# (from August 30, 2019)
Key management personnel	Xiangrong Li (from September 6, 2019)
Key management personnel	Vivek Narayan Gour (upto September 6, 2019)
Key management personnel	Patrick Luke Kolek* (upto August 30, 2019)
Key management personnel	Charles St Leger Searle* (upto August 30, 2019)

Key management personnel	Aileen O’Toole* (From January 24, 2019 to August 30, 2019)
Key management personnel	Oliver Minho Rippel* (upto January 24, 2019)
Key management personnel	Yuvraj (Raj) Thacoor* (upto April 30, 2018)
Entity providing key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (upto August 30, 2019)
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited (formerly known as Ctrip.com International, Limited) and its subsidiaries (from August 30, 2019)
Equity-accounted investee	Simplotel Technologies Private Limited
Equity-accounted investee	Inspirock, Inc.
Equity-accounted investee	Pasajebus SpA (from May 7, 2019)
Equity-accounted investee and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries (upto January 10, 2020)

Notes:

# nominees of Trip.com Group, Ltd. (Trip.com)

* nominees of MIH Internet SEA Pte. Ltd. (MIH) (subsidiary of Naspers Limited)

^ Paul Laurence Halpin, who was formerly a nominee of MIH, continues to serve on the board of directors of the Company as a nominee of Trip.com with effect from August 30, 2019.

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

23)	RELATED PARTIES – (Continued)

Transactions with subsidiaries:

Particulars	For the year ended March 31
	2019	2020
Investment in equity shares	176,395	116,700
Issuance of share based awards to the employees and non-employees of subsidiaries	40,002	41,631
Interest income on inter- corporate loan	58	60
Acquisition of right to receive stake in Pasajebus SPA	-	438
Disposal of Other investment	-	451

Balance outstanding

Investment

Particulars	As at March 31
	2019	2020
Ibibo Group Holdings (Singapore) Pte. Ltd	1,052,194	746,781
Luxury Tours & Travel Pte Ltd	2,781	2,081
Luxury Tours (Malaysia) Sdn. Bhd.	429	390
MakeMyTrip Inc.	322	402
MakeMyTrip FZ-LLC	241	276
ITC Group	2,042	1,090
Total	1,058,009	751,020

Trade and other receivables,

Particulars	As at March 31
	2019	2020
MakeMyTrip (India) Private Limited	95,464	126,063
Ibibo Group Private Limited	39,258	36,899
ITC Group	1,820	1,891
Bitla Software Private Limited	413	1,095
MakeMyTrip Inc.	302	447
Luxury Tours & Travel Pte Ltd	180	257
Hotel Travel Group, net	221	212
PT IBIBO Group Indonesia	19	89
MakeMyTrip FZ-LLC	24	42
Empresea Digital Peruana S.A.C	22	40
Luxury Tours (Malaysia) Sdn. Bhd.	24	36
Ibibo Group Sdn Bhd	15	13
Ibibo Group Pte. Limited	7	17
Total	1 37,769	167,101

Transactions with Entity providing Key Management Personnel Services:

	For the year ended March 31
Transactions	2019	2020
Key management personnel services	2	4
Consultancy services	26	28

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

23)	RELATED PARTIES – (Continued)

Transactions with key management personnel:

	For the year ended March 31
Particulars	2019	2020
Legal and professional	76	77
Total	76	77

Transactions with equity - accounted associate:

a)	Simplotel Technologies Private Limited

In September 2018, 1,181 preference shares held in Simplotel were converted into 2,105 equity shares.

b)	HolidayIQ Pte. Ltd and its subsidiaries

During the year ended March 31, 2020, the Company has sold its entire stake in HolidayIQ Pte. Ltd. for total consideration of USD 700.

c)	PasageBus SpA

In May 2019, the Company has acquired approximately 20.53% equity stake in PasageBus Spa, by exercising its right which was acquired as a part of business combination by one of its subsidiary Company.

24)	SEGMENT REPORTING

The Company has made investment in entities engaged in the business of travel and leisure services and is not engaged in any revenue generating activity. Accordingly, the Company has only one reportable segment.

In accordance with IFRS 8, ‘Operating Segments’, following are the entity-wide disclosures:

Information about geographical areas

	Non-Current Assets*
	As at March 31
Particulars	2019	2020
Mauritius	1,061,231	754,482
Total	1,061,231	754,482

* Non-current assets presented above represent intangible assets, investment in subsidiaries and associates and other non-current assets (excluding financial assets).

MakeMyTrip Limited

Year ended March 31, 2020

NOTES TO THE SEPARATE FINANCIAL STATEMENTS
(Amounts in USD thousands, except per share data and share count)

25)	SUBSEQUENT EVENTS

As a result of the COVID-19 pandemic outbreak, the Company’s subsidiaries businesses, results of operation, financial positions and cash flows were materially and adversely affected at the end of fourth quarter of financial year 2019-20 with continuing impact in the subsequent periods. Travel restrictions, both international as well as domestic, imposed in India materially disrupted revenue lines subsequent to the year end. Such restrictions have continued for the greater part of the subsequent quarter with only some domestic travel and government approved international travel operations commencing in May 2020. This has resulted in revenue declining more than 90% during first quarter of fiscal year 2021. Beginning in April 2020, the Company’s subsidiaries has implemented various cost saving measures including reduction in compensation, outsourcing costs, various general and administrative costs, and a consequent reduction in the marketing and sales promotion and payment gateway costs, in response to current market conditions. The decline in revenue has been offset by corresponding decline in all direct transaction related expenses such as service cost, marketing and sales promotion expenses and payment gateway charges. As a result of decline in various costs, our result from operating activities is not significantly impacted in the first quarter of fiscal year 2021. Further, based on the liquidity assessment, management believe that the Company and its subsidiaries has sufficient cash to meet anticipated cash needs, including cash needs for working capital for the foreseeable future. Due to significant uncertainties surrounding the COVID-19 pandemic, travel restrictions remain unpredictable as to their timing and may evolve in response to the COVID-19 evolution in India.